Exeter Resource Corporation

Response to SEC Staff Comments

The following table addresses the Staff’s Comments as listed in the SEC Staff’s Comment Letter dated March 30, 2005 with regards to the submission of Exeter Resource’s Registration Statement on Form 20-F Amendment #1 as filed by Exeter on March 4, 2005.

Comment Number	Page Numbers	Comment
1		The requirements upon effectiveness of the Registration Statement have been noted, and the Company has been making its regular filings in response to the requirement.

2		Page Numbers have been added to the text.

3		A Blacklined version of the 20-F which has all revisions marked is included with this filing. Precise page listings are included in this response letter.

4	18 18

The incorrect date on the incorporation documents was a electronic conversion error due to the poor graphical quality of the original document. The correct date of 1984 is now included and the corrected document has been refiled as an exhibit to this amendment.

The typographical error regarding the date of the name change has been corrected.

The dates of the agreements in the document originally referred to the dates in which the agreements were first negotiated or approved. The dates contained in the agreements filed as exhibits were the dates of the signing of the agreements. The dates in the Registration Statement have been changed to eliminate the discrepancies.

The agreements filed with the Registration Statement have been taken directly from the Company’s files. Copies of the CVSA Agreement and the Certificates of Incorporation are included with this filing.

5	45, Financial Statements

The disclosure in the Registration Statement has been revised to more accurately reflect the Company’s current interest in the project. The Notes to the audited 2004 financial statements have been revised from those previously filed to also more accurately reflect the current status.

6 (a) (b) (c) (d) (e) (f) (g) (h) (i)	18 25 12, 22-23 22, 28, 37, 39, 44 55 55 66-67 12

The current status of the Company’s projects has been revised.

An updated map of the Company’s Argentina projects has been added.

Jerry Perkins was named an officer after the Registration Statement was submitted. He is now listed as an officer and his requisite information is contained in the document.

A risk factor has been added discussing the recent economic uncertainty in Argentina. The discussion of the Argentina economy has been updated with the situation from 1995 to the present day.

Dates and the status of required payments have been revised and updated.

The shareholder information has been updated and revised. The number of Canadian shareholders is given “in excess” due the large number of shareholders holding shares in “street name” at Canadian brokerages through Canadian Depository for Securities (“CDS”).

The number of U.S. shareholders was given in error as the country of residence was incorrectly given. The current number of U.S. shareholders as determined through a search of shareholder records is 2. The text has been revised accordingly.

The correct number of material contracts is six, and the text has been revised accordingly.

The reference to “these” properties has been changed to “all of its” to more accurately convey that none of its properties have been surveyed.

7	9	The “Forward Looking Statements” discussion has been revised to more accurately convey that future results may differ from those currently known or anticipated or estimated.

8	10	A notation of Indirect and Contingent indebtedness has been added to the table.

9	10	The table has been updated to a date within 60 days of this filing.

10	11-15	Risk factors have been revised to clarify the risks specific to the Company.

11	11	A risk factor discussing the increased risks of properties explored through option agreements has been added to the text.

12	24	A general discussion of the environmental regulations in Argentina has been added to the text.

13	22-23

A discussion of the recent economic and political events in Argentina has been added to the text. There has been limited effect on the mining sector and virtually none on exploration companies and their activities beyond that which has been discussed under the “economy” heading.

14	39	A discussion of amounts owed to related parties, including a table detailing payments and amounts owed, has been added to the text.

15	53	A more detailed description of the reason for the write-off of the $17,764 in bad debt expense to Mr. Ray has been added to the text.

16	53	Additional details of the “Administrative Fees” paid to certain related parties have been added to the text.

17	Financial Statements

The Company’s auditor has been Jones Richards & Company, Certified General Accountants. Jones Richards was not registered with the PCAOBUS. Effective January 1, 2005, Jones Richards merged with MacKay LLP, Chartered Accountants, of Vancouver, British Columbia. Jones Richards assumed MacKay’s name. MacKay is registered with the PCAOBUS and performed the audit of the 2004 financial statements.

18	79	Dates of all the material agreements has been added to the exhibit index.

19	24, 31, 33, 38, 39

The Company recognizes the Commission’s requirements regarding disclosure of resource estimates. Because its most advanced property, La Cabeza, is currently at the pre-feasibility stage, there are no resource estimates given in this Registration Statement.  A statement that all the properties have no known reserves and are at the exploration stage has been added to text under the description of each group of properties.

20		The Disclaimer on Company’s website has been updated with the required language, and the Company’s news releases contain this disclosure.

21		The Disclaimer on the Company’s website has been updated with the required disclosure.

Dated: June 24, 2005	Signed: /s/ Yale Simpson
Yale Simpson, Chairman